Rule 424(b)(3)
Registration No. 333-117338
PROSPECTUS SUPPLEMENT NO. 1
VIRAGEN, INC.
24,678,416 shares of common stock
     This prospectus covers the resale of an aggregate of 24,678,416 shares of our common stock, consisting of 17,150,405 shares issuable upon conversion of convertible notes (or upon exercise of warrants issuable upon redemption of the convertible notes), 2,170,960 shares issuable in payment of accrued interest on the notes and 5,357,051 shares issuable upon exercise of outstanding common stock purchase warrants. We will not receive any proceeds from the sale of shares by the selling security holders.
     Our prospectus dated July 28, 2004 is hereby supplemented as follows:
Purchase Agreement dated September 15, 2005
     On September 15, 2005 Viragen, Inc. (“Viragen,” “we,” “us,” “our” and words of similar import) entered into a securities purchase agreement and related documents under which Viragen sold its convertible, amortizing debentures in the aggregate principal amount of $2,000,000 (the “Debentures”) and common stock purchase warrants (the “Warrants”) to four institutional investors under Section 4(2) of the Securities Act of 1933, as amended, and the rules and regulations thereunder, including Rule 506 of Regulation D. The investors are selling security holders under this prospectus. The form of purchase agreement and related transaction documents have been filed as exhibits to our Current Report on Form 8-K filed on September 15, 2005, and reference is made to the entire text of those exhibits for a complete description of the terms and conditions thereof.
Amendments to Agreements with Note Holders
     As a condition precedent to consummation of the sale of the Debentures and Warrants, on September 15, 2005, we entered into agreements with the holders of our convertible promissory notes due 2006 (the “2006 Notes”) in the aggregate principal amount of $20 million. The 2006 Notes were issued pursuant to a series of purchase agreements dated April 1, 2004 between Viragen and eight institutional and accredited investors. A description of the April 1, 2004 purchase agreements and the 2006 Notes is contained elsewhere in this prospectus under the caption “Selling Security Holders; Purchase Agreements dated April 1, 2004. The September 15, 2005 amendments to the purchase agreements were executed to:
•	extend the maturity date of the 2006 Notes from March 31, 2006 to August 31, 2008;

•	provide for mandatory conversion of the 2006 Notes if the volume weighted average price for Viragen’s common stock exceeds $2.00 per share for 30 consecutive trading days;

•	amend the adjustment provisions of the 2006 Notes and the warrants issued in connection therewith to provide for “full ratchet” rather than “weighted average” adjustments in the event that Viragen issues securities in the future (other than an “exempt issuance” as defined in the 2006 Notes) for a price of less than the then current conversion price of the 2006 Notes or 119% of the then current exercise price of the warrants, as the case may be;
•	expand the definition of “exempt issuance” under the 2006 Notes and related warrants to exclude from the adjustment provisions of the 2006 Notes and related warrants, Viragen’s issuance of shares (a) in a firm commitment public offering by a reputable underwriter, (b) under equity compensation plans approved by a majority of Viragen’s independent directors or a majority of the non-employee members of a committee of the board, (c) in connection with any future acquisition of the minority interest in Viragen International Inc. and (d) in connection with strategic transactions not undertaken with the primary purpose of raising capital.
     In view of the provisions of the amended agreements with holders of the 2006 Notes and the $1.05 conversion price of the Debentures, the conversion price and exercise price of the 2006 Notes and related common stock purchase warrants were reduced to $1.05 and $1.25 per share, respectively.
     The foregoing is only a summary of the amendments to the agreements with holders of our 2006 Notes. The form of September 15, 2005 amendment agreement with the holders of our 2006 Notes has been filed as an exhibit to our Current Report on Form 8-K filed on September 15, 2005, and reference is made to the entire text of the amendment agreement for a complete description of the terms and conditions thereof.
Effect on Prospectus dated July 28, 2004
     Our prospectus dated July 28, 2004 should be read so as to give effect to the foregoing information. Except as supplemented hereby, our prospectus dated July 28, 2004 remains in full force and effect.
     This investment involves a high degree of risk. See “Risk Factors” beginning on page 6.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is July 28, 2004, as supplemented on September 29, 2005